

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2025

Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.
6308 Benjamin Road
Suite 708
Tampa, FL 33634

       Re: Scienture Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 10-Q for Fiscal Quarter Ended September 30, 2024
            File No. 001-39199

Dear Surendra Ajjarapu:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences